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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File No. 00-30747

A.
FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

PacWest Bancorp 401(k) Plan

PacWest Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.
NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp
401 West "A" Street
San Diego, California 92101

 PacWest Bancorp 401(k) Plan

Index

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

 Report of Independent Registered Public Accounting Firm

The 401(k) Committee
PacWest Bancorp 401(k) Plan

        We have audited the accompanying statement of net assets available for plan benefits of the PacWest Bancorp 401(k) Plan (The "Plan") as of December 31, 2008 and December 31, 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2008 and December 31, 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule entitled Schedule H, line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California
June 25, 2009

PacWest Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
ASSETS:
Investments at fair value:
Cash and cash equivalents	$3,230,389	$1,674,507
Mutual funds	13,624,367	19,115,599
Common stock	2,002,761	2,042,086
Participant loans	595,497	431,179

Total investments	19,453,014	23,263,371

Receivables:
Employer contributions	989,727	958,718
Participant contributions	103,079	125,160

Total receivables	1,092,806	1,083,878

Liabilities:
Excess contributions	—	10,889

Total liabilities	—	10,889

Net assets available for benefits	$20,545,820	$24,336,360

See accompanying notes to financial statements.

PacWest Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions:
Investment income (loss):
Interest and dividends	$169,006
Net depreciation in fair value of investments	(7,608,557)

Total investment loss	(7,439,551)

Contributions:
Employer	965,863
Participants	4,894,427

Total contributions	5,860,290

Total additions	(1,579,261)

Deductions:
Benefits paid to participants	2,194,783
Administrative expenses	16,496

Total deductions	2,211,279

Decrease in net assets	(3,790,540)

Net assets available for benefits:
Beginning of the year	24,336,360

End of the year	$20,545,820

See accompanying notes to financial statements.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

(1) Description of the Plan

        The following description of the PacWest Bancorp 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

  (a)
  General

        The Plan is a defined contribution plan which provides retirement benefits for eligible employees of PacWest Bancorp and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by PacWest Bancorp (the Sponsoring Employer) who acts by and through its administrative committee, the 401(k) Committee. The 401(k) Committee is presently comprised of seven officers of the Sponsoring Employer and Pacific Western Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Effective October 15, 2007, the Plan was amended to limit contributions into PacWest Bancorp common stock. The amendment limits contributions into PacWest Bancorp common stock to no more than 25% of either the future contributions made or total participant account balance. No changes were made to any participant account if, on the date of the amendment, the participant that had balances in PacWest Bancorp common stock in excess of the 25% limit, though future contributions were limited to no more than 25% of the total contribution. The amendment also imposes an exchange restriction that prohibits exchanges into PacWest Bancorp common stock if a participant's balance in PacWest Bancorp common stock exceeds 25% of the participant's total account balance. PacWest Bancorp is aware that certain transactions involving real time traded PacWest Bancorp common stock can bypass the 25% restriction.

        In 2008, the Plan was renamed the PacWest Bancorp 401(k) Plan.

  (b)
  Contributions

        Employees of the Company who are at least 21 years of age are eligible to participate in the Plan beginning the first day of the month following their hiring date. Participants can contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $15,500 for 2008 and 2007. The Company's Board of Directors determines the discretionary matching contribution on an annual basis. For the 2008 plan year, the matching contribution was determined to be a maximum amount of 50% of the first 6% of covered compensation. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched "catch-up" contributions up to $5,000 in accordance with Internal Revenue Code (IRC) regulations and limitations.

        Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions.

        In 2008, approximately $1.6 million was rolled over from other qualified plans and is included in Participants Contributions in accompanying of Statement of Changes in Net Assets Available for Benefits.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

(1) Description of the Plan (Continued)

  (c)
  Participant Accounts

        Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

  (d)
  Vesting

        Participant contributions are immediately fully vested. All participants who were hired before July 1, 2004 are fully vested in employer matching contributions as well. Participants who were hired after July 1, 2004 shall vest in matching contributions in accordance with the following schedule:

Years of service	Vested percentage
Less than 1 year	—%
1	20
2	40
3	60
4	80
5	100

        Any nonvested amounts in a terminated participant's account will be forfeited in accordance with plan provisions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $39,629 and $23,414, respectively.

  (e)
  Benefit Payments

        A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions.

        For distributions other than for financial hardship, the method of payment shall be based on the participant's election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant's election and Plan provisions.

  (f)
  Participant Loans

        Loans to participants may be made in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant's account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. The terms of these loans cannot exceed five years, except if the loan is used to purchase

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

(1) Description of the Plan (Continued)

the principal residence of the participant in which case the loan term may be extended for up to a period of ten years. Principal and interest are paid ratably through payroll deductions.

  (g)
  Excess Contributions

        Excess contributions as of December 31, 2007 represent employee contribution amounts made in excess of the statutory limits set by the Internal Revenue Code. Such amounts were refunded to the employees in 2008.

(2) Significant Accounting Policies

  (a)
  Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Investments are presented at fair value.

  (b)
  Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits, additions and deductions in the statement of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  (c)
  Investments

        The Plan's investments in mutual funds, money market funds, and common stock are carried at fair value based on the published market quotations. The Plan's investments in participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

  (d)
  Payment of Participant Benefits

        Participant benefits are recorded when paid.

  (e)
  Administrative Expenses

        Administrative expenses of the Plan are paid by the Company, except for loan fees and maintenance fees for ex-employees, which are charged to the applicable participant accounts. The Company is also a party in interest and the trustee, charges fees for processing loan application transactions. The administrative fees paid during 2008 totaled $16,496.

  (f)
  Risks and Uncertainties

        The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

(2) Significant Accounting Policies (Continued)

near term, could materially affect participants' account balances and the amounts reported in the financial statements.

  (g)
  Concentration of Credit Risk

        Investment in the common stock of PacWest Bancorp comprises approximately 10% and 8% of the Plan's investments as of December 31, 2008 and 2007, respectively. During 2007, the Plan was amended regarding the maximum amount any participant may have in PacWest Bancorp common stock. Generally, participants may not allocate more than 25% of their contributions into PacWest Bancorp common stock.

(3) Investments

        The following table presents the fair value of individual investments representing 5% or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007:

	Investment	2008		2007
Fidelity	Contrafund	$838,223	*	$1,278,315
Fidelity	Capital Appreciation Fund	817,885	*	1,436,675
Fidelity	Blue Chip Growth Fund	—	*	1,215,357
Fidelity	Diversified International Fund	1,225,111		2,294,086
Fidelity	Small Cap Stock Fund	761,959	*	1,483,080
Fidelity	Freedom 2020 Fund	1,100,089		1,599,224
Fidelity	US Bond Index Fund	1,243,256		1,151,268	*
Fidelity	Retirement Money Market Portfolio	3,230,389		1,674,211
PacWest Bancorp	Common stock	2,002,761		2,042,086

*
Less than 5% as of the respective year-end, presented for comparison purposes only.

        During the year ended December 31, 2008, the Plan's investments (including investments bought, sold and held during the year) depreciated as follows:

Investment	2008
Mutual funds	$(6,958,508)
PacWest Bancorp common stock	(650,049)

Total	$(7,608,557)

(4) Fair Value Measurements

        As of January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements, for its investments. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, inputs other than level one that are either directly or indirectly observable such as quoted prices for identical or similar assets or liabilities on markets that are not active; and

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

(4) Fair Value Measurements (Continued)

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual funds

        Mutual funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares, held by the Plan at year end and are classified as Level 1 investments.

Participant loans

        Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3.

Common stock

        Common stock held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

        The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$3,230,389	$—	$—	$3,230,389
Mutual funds	13,624,367	—	—	13,624,367
Common stock	2,002,761	—	—	2,002,761
Participant loans	—	—	595,497	595,497

Total assets at fair value	$18,857,517	$—	$595,497	$19,453,014

        Changes in the fair value of the Plan's Level 3 investments during the year ended December 31, 2008 were as follows:

Balance as of December 31, 2007	$431,179
Purchases, issuances, and settlements, net	164,318

Balance as of December 31, 2008	$595,497

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

(5) Party-in-Interest Transactions

        Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of PacWest Bancorp company stock, and thus, these are party-in-interest transactions.

(6) Income Taxes

        The Company received a favorable tax determination letter on October 9, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended and restated, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to the Form 5500:

2008
Net assets available for benefits per the financial statements	$20,545,820
Less contributions receivable	(1,092,806)

Net assets available for benefits per the Form 5500	$19,453,014

        The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2008 to the Form 5500:

2008
Change in net assets available for benefits per the financial statements	$(3,790,540)
Add prior year contributions receivable	1,083,878
Less prior year excess contributions payable	(10,889)
Less current year contributions receivable	(1,092,806)

Net increase per the Form 5500	$(3,810,357)

PacWest Bancorp 401(k) Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2008

Employer Number: 33-0885320

Plan Number: 001

	Identity of issue, borrower, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value(a)
	Cash and cash equivalents:
(b)	Fidelity	Retirement Money Market Portfolio		$3,230,389

		Total cash and cash equivalents		3,230,389

	Mutual funds:
(b)	Fidelity	Contrafund	18,520	838,223
(b)	Fidelity	Equity-Income Fund	21,613	667,194
(b)	Fidelity	Value Fund	12,159	484,668
(b)	Fidelity	Capital Appreciation Fund	51,995	817,885
(b)	Fidelity	Diversified International Fund	56,955	1,225,111
(b)	Fidelity	Small Cap Stock Fund	77,751	761,959
(b)	Fidelity	Small Cap Stock Fund	17,430	166,633
(b)	Fidelity	Freedom 2000 Fund	13,742	138,109
(b)	Fidelity	Freedom 2005 Fund	4,055	34,022
(b)	Fidelity	Freedom 2010 Fund	75,577	782,979
(b)	Fidelity	Freedom 2015 Fund	61,538	526,763
(b)	Fidelity	Freedom 2020 Fund	109,462	1,100,089
(b)	Fidelity	Freedom 2025 Fund	76,346	628,330
(b)	Fidelity	Freedom 2030 Fund	47,980	468,283
(b)	Fidelity	Freedom 2035 Fund	25,688	206,271
(b)	Fidelity	Freedom 2040 Fund	37,320	208,617
(b)	Fidelity	Freedom 2045 Fund	4,101	26,983
(b)	Fidelity	Freedom 2050 Fund	12,842	82,959
(b)	Fidelity	Intermediate Government Income Fund	70,071	767,278
(b)	Fidelity	US Bond Index Fund	115,223	1,243,256
	Oakmark	Fund Class I	10,273	264,541
	Artisan	Mid Cap Fund	21,109	359,060
	Royce	Low Priced Stock Fund	42,194	386,496
	Spartan	US Equity Index Fund	21,294	679,287
	American Funds	Growth Fund of America Class R4	37,371	759,371

		Subtotal mutual funds		13,624,367

	Common stock:
(b)	PacWest Bancorp	Common stock	74,401	2,002,761
	Participant loans:
(b)	The Plan	85 Participant loans, interest rates from 5.00% to 8.85%		595,497

		Total investments held at end of year		$19,453,014

(a)
Historical cost information is not required for participant directed funds.

(b)
Party-in-interest for which statutory exception exists.

See accompanying report of independent registered public accounting firm.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PacWest Bancorp 401(k) Plan
Date: June 26, 2009	/s/ JEFFREY T. KRUMPOCH Jeffrey T. Krumpoch Authorized Signer 401(k) Plan Committee

QuickLinks

PacWest Bancorp 401(k) Plan Index
Report of Independent Registered Public Accounting Firm
PacWest Bancorp 401(k) Plan Statements of Net Assets Available for Benefits December 31, 2008 and 2007
PacWest Bancorp 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2008
PacWest Bancorp 401(k) Plan Notes to Financial Statements December 31, 2008 and 2007
PacWest Bancorp 401(k) Plan Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2008 Employer Number: 33-0885320 Plan Number: 001
SIGNATURES